

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

<u>Via E-mail</u>
John L. Forney
President, Chief Executive Officer and Director
United Insurance Holdings Corp.
360 Central Avenue
Suite 900
Saint Petersburg, FL 33701

> **Re: United Insurance Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 001-35761**

Dear Mr. Forney:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Carolyn Long
Foley & Lardner LLP
3579 Valley Centre Drive
Suite 300
San Diego, CA 92130